KPMG LLP Tel 416-777-8500 Bay Adelaide Centre Fax 416-777-8818 333 Bay Street, Suite 4600 www.kpmg.ca Toronto, ON M5H 2S5 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The Board of Directors of Alamos Gold Inc. We consent to the use in this Annual Report on Form 40-F of:  our Report of Independent Registered Public Accounting Firm, dated February 19, 2020 with respect to the consolidated financial statements of Alamos Gold Inc. (the “Company”) comprising the consolidated statements of financial position of the Company as of December 31, 2019 and December 31, 2018, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and related notes; and  our Report of Independent Registered Public Accounting Firm dated February 19, 2020 on the effectiveness of internal control over financial reporting as of December 31, 2019, each of which is included in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2019. We also consent to the incorporation by reference of such reports in the Registration Statement No. 333- 206182 on Form S-8 and the Registration Statement No. 333-236697 on Form F-3 of the Company. /s/ KPMG LLP Chartered Professional Accountants, Licensed Public Accountants March 27, 2020 Toronto, Canada KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.